Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

December 15, 2020

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Notice of Material Event

To whom it may concern,

We are writing in order to inform you that a subsidiary of Grupo Financiero Galicia S.A., Banco de Galicia y Buenos Aires S.A.U. (the “Bank”), has announce that, due to a methodology change, Moody’s Investor Service (“Moody’s”) has modified the international ranking scales used by Moody’s in respect of long-term deposits denominated in foreign currency and certain indebtedness issued by the Bank under the relevant Global Program for the issuance of subordinated debt in an amount of up to USD 2,100 million, resulting in a rating upgrade in respect thereof from “Ca” to “Caa3”.

The report regarding the foregoing rating upgrade is published on Moody’s website (www.moodys.com) and can also be found on the Argentine Securities Commission’s (Comisión Nacional de Valores) website.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.